Alternative Investment Partners 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881 USA

April 29, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Alternative Investment Partners Absolute Return Fund (“ARF”)

File Numbers 811-21767 & 333-140821

Alternative Investment Partners Absolute Return Fund STS (“STS”)

File Numbers 811-21831 & 333-140822

Morgan Stanley Global Long/Short Fund A (“GLS A”)

File Numbers 811-22094 & 333-144612

Morgan Stanley Global Long/Short Fund P (“GLS P”)

File Numbers 811-22095 & 333-144614

AIP Multi-Strategy Fund A (“AMS A”)

File Numbers 811-22192 & 333-149942

AIP Multi-Strategy Fund P (“AMS P”)

File Numbers 811-22193 & 333-149943

AIP Macro Registered Fund A (“Macro A”)

File Numbers 811-22682 & 333-180380

AIP Macro Registered Fund P (“Macro P”)

File Numbers 811-22683 & 333-180381

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Greene:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding the post-effective amendment to each Fund’s registration statement filed on Form N-2 on February 28, 2013 (in each case, such Fund’s “February PEA”) with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to the Funds’ registration statements in response to the comments from the Commission’s staff (the “Staff”) and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes have been reflected in the Funds’ subsequent post-effective amendments to their respective registration statements (each an “Amendment”), each of which will be filed via EDGAR on or about the date hereof. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus. Additionally, each of ARF, GLS A, AMS A, and Macro A is referenced as a “Master Fund,” and each of STS, GLS P, AMS P, and Macro P is referenced as a “Feeder Fund.”

Alternative Investment Partners 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881 USA

Comment 1.	In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.

Response 1. The “Tandy” representations are set forth at the end of this letter.

Comment 2.	Please confirm that the legend required by Rule 481(b)(1) will appear on the outside front cover of each Fund’s Prospectus.

Response 2. We do so confirm.

Comment 3.	In the Table of Contents to each Fund’s prospectus, please provide a heading describing what is contained in each Appendix.

Response 3. We have incorporated your comment.

Comment 4.	Please confirm supplementally for each Fund that there is no provision for the recoupment or recapture of fees that have been waived.

Response 4. There is currently no provision for the recoupment or recapture of waived fees from any Fund.

Comment 5.	Please confirm that the expense limitation described in footnote **** to the fee table for AMS P will remain in place for at least 1 year from the date of the prospectus.

Response 5.        We hereby confirm that the expense limitation described in footnote **** to the fee table for AMS P will remain in place for at least 1 year from the date of the prospectus. We have revised the disclosure accordingly.

Comment 6.

In order to be included in the fee table, a fee waiver must be for a term of at least 1 year. In footnote ***** to the fee table for AMS P and footnote ** to the fee table for AMS A, each applicable waiver is described as remaining in place “until July 1, 2013.” This is less than 1 year from the date of each prospectus--please revise the disclosure accordingly.

Response 6.        The waivers described in footnote ***** to the fee table for AMS P and footnote ** to the fee table for AMS A have been renewed and will remain in place until at least July 1, 2014. We have revised the disclosure accordingly.

Comment 7.

In each Fund’s prospectus under “Types of Investment Related Risks” – “Investment Related Risks” – “Bonds and Other Fixed Income Securities,” please provide a brief description of the concept of duration.

Response 7. We have incorporated your comment.

Comment 8.

In each Fund’s prospectus under “Types of Investment Related Risks” – “Investment Related Risks” – “Mortgage-Backed Securities,” please indicate what is meant by “other assets” in the second sentence of the first paragraph.

Response 8. We have revised the disclosure to delete the reference to “other assets.”

Alternative Investment Partners 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881 USA

Comment 9.

In the section of each Fund’s prospectus entitled “Types of Investment Related Risks” – “Special Investment Instruments and Techniques” – “Derivatives,” the disclosure indicates that the Fund may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the Fund.

Response 9. We acknowledge your comment.

Comment 10.

The section of each Fund’s prospectus entitled “Types of Investment Related Risks” – “Special Investment Instruments and Techniques” – “Derivatives,” states that “the Adviser’s use of Derivatives may include total return swaps, options and futures designed to replicate the performance of a particular Investment Fund or an Investment Fund’s underlying investments.” Please explain the extent to which each Fund will use derivatives for such purposes, including the amount of each Fund’s assets to be allocated in such fashion.

Response 10. We have revised the disclosure to indicate that no Master Fund intends to obtain more than 25% of its investment exposure via the use of such derivatives.

Comment 11.

The section of each Fund’s prospectus entitled “Types of Investment Related Risks” – “Special Investment Instruments and Techniques” – “Counterparty Credit Risk,” refers to the risk that “a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem.” In relation to this, if standardized documentation for such bilateral contracts generally does not exist or would otherwise not be utilized by a Fund for such transactions, please revise the disclosure to clarify accordingly.

Response 11. We have revised the disclosure accordingly.

Comment 12.

In the section of the prospectus of each of ARF, STS, AMS A and AMS P, entitled “Investment Program” – “Investment Selection,” as well as in the Appendix, please revise the disclosure stating that “funds of hedge funds classified by HFRI as ‘diversified’ do not necessarily meet applicable diversification tests under the 1940 Act or the Internal Revenue Code,” to clarify that such funds of hedge funds are not registered investment companies under the Investment Company Act of 1940, as amended.

Response 12.        We have changed the disclosure to read as follows: “Funds of hedge funds classified by HFRI as ‘diversified’ may not be registered investment companies under the 1940 Act and would not necessarily meet applicable diversification tests under the 1940 Act or the Internal Revenue Code if such tests were to be applied to them.”

Alternative Investment Partners 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881 USA

Comment 13.

Please confirm whether each of ARF, STS, AMS A and AMS P is required to obtain consent under Rule 436 from HFRI to display the http://www.hedgefundresearch.com website in the Appendix to the Fund’s prospectus, and, if so, whether such consent has been obtained.

Response 13. We do not believe a consent from HFRI is required under Rule 436.

Comment 14.	In the disclosure regarding the Investment Committee of the Board of Trustees in each Fund’s SAI, please disclose which members of the committee are interested trustees.

Response 14. We have incorporated your comment.

Comment 15.

In the Appendix to the prospectus for each of Macro A and Macro P, please provide disclosure clarifying that the other accounts for which performance is provided were not subject to the investment limitations, diversification requirements, and other restrictions imposed by the Investment Company Act of 1940, as amended and the Internal Revenue Code of 1986, as amended, which, if applicable, may have adversely affected performance.

Response 15. We have incorporated your comment.

Comment 16.

In the Appendix to the prospectus for each of Macro A and Macro P, please disclose the standard 1-, 5-, and 10-year and since-inception performance information in lieu of the performance information currently disclosed.

Response 16. We have incorporated your comment.

Comment 17.

In the Appendix to the prospectus for each of Macro A and Macro P, please confirm that the other indexes listed in the table are appropriate for comparison, and, if so, please explain the rationale supplementally.

Response 17.        We believe that the other indexes listed in the table are appropriate comparisons for the similar account’s performance presented therein. As set forth in the Appendix, the similar account attempts (as does Macro A) to achieve investment returns (by investing in hedge funds which follow macro strategies) which exhibit limited correlation to equity, fixed income, and cash asset classes. The other indexes displayed in the Appendix are, in the Funds’ opinion, appropriate benchmarks for those other asset classes and therefore provide appropriate comparisons to the performance of the similar account.

Comment 18.

In the section of the SAI for each Fund entitled “Investment Policies and Practices – Fundamental Policies,” a parenthetical disclosure states that for purposes of investment restriction no. 1, “the Fund’s [indirect] investments in Investment Funds . . . are not deemed to be investments in a single industry.” Please provide the rationale for the position taken in this parenthetical.

Response 18.        We do not believe that Investment Funds constitute an industry under generally utilized standards for industry classification. We have added an explanation to the disclosure for STS clarifying that the policy refers only to the Fund’s indirect investments in Investment Funds.

Alternative Investment Partners 100 Front Street, Suite 400 West Conshohocken, PA 19428-2881 USA

*        *        *         *        *        *        *        *

As you have requested and as is consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,

/s/ John F. Cacchione

John F. Cacchione